Exhibit 99.1

NEWS RELEASE

Penn West Exploration announces quarterly dividend

Calgary, March 17, 2011 (TSX - PWT; NYSE - PWE) The Penn West Petroleum Ltd. ("Penn West Exploration") Board of Directors has declared a first quarter dividend of $0.27 per share, payable on April 15, 2011, to common shareholders of record as of March 31, 2011.  Shareholders are advised that this dividend is designated as an "eligible dividend" for Canadian income tax purposes.

The CDN$0.27 per share is equivalent to approximately US$0.27 per share (before deduction of any applicable Canadian withholding tax) using currency exchange of one Canadian dollar equals US$1.00. Registered shareholders with U.S. addresses will receive their dividends directly from Penn West Exploration’s transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.

Penn West Exploration common shares and debentures are listed on the Toronto Stock Exchange under the symbols PWT, PWT.DB.E and PWT.DB.F and Penn West Exploration common shares are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:
PENN WEST EXPLORATION Suite 200, 207 - 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail:investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Senior Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com